UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest
event reported) March 1, 2015

PacWest Bancorp

(Exact name of registrant as specified in its charter)

Delaware	00-30747	33-0885320
(State of	(Commission File Number)	(IRS Employer
Incorporation)		Identification No.)

10250 Constellation Blvd., Suite 1640, Los Angeles, California 90067

(Address of principal executive offices and zip code)

(310) 286-1144

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230-425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On March 2, 2015, PacWest Bancorp (“PacWest”) and Square 1 Financial, Inc. (“Square 1”) issued a joint press release announcing the execution of an Agreement and Plan of Merger, dated as of March 1, 2015, by and between PacWest and Square 1, pursuant to which PacWest and Square 1 will merge, subject to the terms and conditions set forth therein.  A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.  In addition, PacWest and Square 1 intend to make available to investors on PacWest’s website the slides attached hereto as Exhibit 99.2, which are incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit
No.	Description

99.1	Joint Press Release, dated March 2, 2015.

99.2	Investor Presentation, dated March 2, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PacWest Bancorp

By:	/s/ Kori L. Ogrosky
Name:	Kori L. Ogrosky
Title:	Executive Vice President, General Counsel & Corporate Secretary

Date:  March 2, 2015

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Press Release, dated March 2, 2015.

99.2	Investor Presentation, dated March 2, 2015.